Filed Pursuant to Rule 433 of the Securities Act
Registration No. 333-187479
March 4, 2015

Pricing Supplement dated March 4, 2015
to
Preliminary Prospectus Supplement dated March 4, 2015

$350,000,000

Laredo Petroleum, Inc.

6¼% Senior Notes due 2023

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated March 4, 2015 (the “Preliminary Prospectus”) of Laredo Petroleum, Inc. (the “Company”).  The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.  Terms used herein and not defined herein have the meanings assigned in the Preliminary Prospectus.

Title of Securities:	6¼% Senior Notes due 2023 (the “Notes”)

Aggregate Principal Amount:	$350,000,000

Net Proceeds (after underwriting discount and commission and offering expenses):	$343,990,080

Final Maturity Date:	March 15, 2023

Issue Price:	100.000%, plus accrued interest, if any, from March 18, 2015

Coupon:	6.25%

Interest Payment Dates:	March 15 and September 15

Record Dates:	March 1 and September 1

First Interest Payment Date:	September 15, 2015

Optional Redemption:

On and after March 15, 2018, the Company may redeem all or a portion of the Notes, on not less than 30 nor more than 60 days’ prior notice and in amounts of $2,000 or whole multiples of $1,000 in excess thereof, at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, thereon, to the applicable redemption date (subject to the rights of Holders of record on relevant record dates to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

Year	Optional Redemption Price
2018	104.688%
2019	103.125%
2020	101.563%
2021 and thereafter	100.000%

Optional Redemption with Equity Proceeds:

At any time prior to March 15, 2018, the Company may on one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 106.25% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of Holders of record on relevant record dates to receive interest due on the relevant interest payment date) , with funds in an amount not to exceed to the amount of the net cash proceeds of one or more Equity Offerings; provided (i) that at least 65% of the aggregate principal amount of Notes issued under the indenture remains outstanding immediately after the occurrence of any such redemption and (ii) the redemption occurs within 180 days of the date of closing of the related Equity Offering.

Make-Whole Redemption:

At any time prior to March 15, 2018, the Company may redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption (subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date).

Change of Control:

Put right at 101.0% of principal, plus accrued and unpaid interest, if any, to the date of purchase.

Prior to March 15, 2016, call right at 110.0% of principal, plus accrued and unpaid interest, if any, to the date of redemption.

Joint Book Runners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated BMO Capital Markets Corp. Goldman, Sachs & Co. Wells Fargo Securities, LLC SG Americas Securities, LLC

Lead Managers:	BBVA Securities Inc. Capital One Securities, Inc.

Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

Co-Managers:

Barclays Capital Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BOSC, Inc.

Comerica Securities, Inc.

ING Financial Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

SunTrust Robinson Humphrey, Inc

Trade Date:	March 4, 2015

Settlement Date:	March 18, 2015 (T+10)

Use of Proceeds:

The Company intends to use the net proceeds from the offering of the Notes, together with a portion of the net proceeds from the Company’s common stock offering, to redeem all of the Company’s 2019 Notes. Pending the application of net proceeds from the offering of the Notes, the Company may invest the net proceeds in short-term, liquid investments.

Distribution:	Registered SEC offering

CUSIP/ISIN Numbers:	CUSIP: 516806 AE6 ISIN: US516806AE62

Trustee:	Wells Fargo Bank, National Association

Additional Information:

The following numbers in the “As further adjusted for this offering” column of the table under “Capitalization” on page S-16 of the Preliminary Prospectus and each other location where such disclosure may appear in the Preliminary Prospectus are added and will read as follows (numbers in thousands): Cash and cash equivalents equals $250,205, Stockholder’s equity equals $2,317,515 and Total capitalization equals $3,617,515.

This material is confidential and is for your information only and is not intended to be used by anyone other than you.  This information does not purport to be a complete description of these securities or the offering.  Please refer to the Preliminary Prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at (800) 294-1322; BMO Capital Markets at (800) 414-3627; Goldman, Sachs & Co. at (866) 471-2526; Wells Fargo Securities at (800) 326-5897; or Societe Generale at (855) 881-2108.